SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR H1 PROFITS RISE 7% TO €1,168m (on 10% lower fares) €550M SHARE BUYBACK APPROVED BY AIRLINE BOARD

Ryanair, Europe’s No. 1 airline, today (Nov 7) reported a 7% increase in H1 profits to €1,168m as AGB and lower fares delivered 12% traffic growth to 65m customers and a 2% jump in load factor to 95%. Ave. fares fell 10% to €50, however H1 unit costs also fell by 10% (ex-fuel down 5%).

H1 Results (IFRS)	Sept 30, 2015	Sept 30, 2016	% Change
Customers (m)	58.1	64.8	+12%
Revenue (m)	€4,040	€4,132	+2%
Profit after Tax (m)*	€1,088	€1,168	+7%
Net Margin*	27%	28%	+1pt
Basic EPS*	€0.80	€0.92	+15%
   *excludes exceptional accounting gain of €317.5m on sale of Aer Lingus shareholding in Sept16.

Ryanair’s CEO, Michael O’Leary, said:
“We are pleased to report this 7% increase in H1 profits, which was a creditable performance in difficult market conditions due to repeated ATC strikes, terror events, and the adverse economic impact of the Brexit vote in June which saw Sterling weaken materially over the peak summer period. We responded by accelerating our Always Getting Better (“AGB”) customer experience programme, and using our lower costs base to stimulate stronger forward bookings with lower fares. Notable highlights of the half year include:

-
Traffic grew 12% to 65m (LF up 2% to 95%)
-
Ave. fares fell 10% to €50
-
Unit costs cut 10%
-
73 new routes and 6 bases opened
-
21 new B737-800s delivered
-
7th Share Buyback (€886m) completed in June
-
Ryanair.com became the world’s No. 1 airline website

Traffic Growth, New Routes and Bases:
Our unique combination of AGB and lower fares helped to stimulate stronger forward bookings, higher load factors and 12% traffic growth to 65m customers. This growth was spread widely across Europe as we opened 73 new routes and 6 new bases. This winter we take delivery of 31 new B737-800s and will open 6 more bases in Bucharest, Bournemouth, Hamburg, Nuremberg, Prague and Vilnius. Our base in Berlin (SXF) will grow from 5 to 9 aircraft, while Luxemburg will become our 33rd served country in November. Our S17 schedule (which was launched 2 weeks earlier than last year) will see us add over 80 new routes and a new 2 aircraft base at Frankfurt am Main airport (opens in late March) as we respond to growing demand in Germany from business and leisure customers for Ryanair’s low fares and AGB services.

During H1, we’ve observed a growing trend of competitors closing bases and routes where they are unable to compete with Ryanair’s lower fares and we expect this trend to continue, especially in markets such as Germany, Italy, Spain and Belgium where significant restructuring of loss making operators (even at lower oil prices) continues. This trend is encouraging more primary airports to incentivise Ryanair to grow while their incumbents are cutting. The shift in Ryanair’s growth from secondary to primary airports continues, and at the end of 2016 for the first time Ryanair will operate to a majority of primary (105) rather than secondary (95) airports.

We welcome the Italian Government’s decision to reverse the €2.50 Municipal Tax increase from Oct 2016, which enabled us to reverse base closures and capacity cuts in Italy. Ryanair responded by adding 3m seat capacity into the Italian market for 2017. Sadly the recent Brexit vote will result in pivoting some of our planned 2017 growth away from the UK, due to weaker Sterling, expected slower GDP growth and market uncertainty. We will reduce our planned UK growth from 12% to approx. 5% in 2017.

“AGB” Customer Experience:
Our AGB program continues to win millions of new customers to Ryanair. In July we became the first airline ever to carry over 11m international customers in a calendar month. Our customers are enjoying even lower fares and flying from more primary airports on our brand new aircraft, with new Boeing Sky Interiors, offering more leg room and super comfortable seats. The uptake of our Business Plus and Leisure Plus products is rising. We soft launched Ryanair Rooms in Oct and continue to improve both the mobile app and “My Ryanair” membership which allows customers to make faster bookings and obtain more benefits.

In Q3 we will make membership of “My Ryanair” automatic for all customer bookings so that we can tailor services and improve offers for each customer. Over the coming months our customers can look forward to new features including automatic check in and a wider choice of accommodation on the Ryanair Rooms platform in addition to greater fare savings.

After a poor start in Q1 (due to adverse weather and a succession of unjustified ATC strikes) our industry leading on-time performance improved in Q2 to almost 90%. We continue our campaign to persuade the European Commission to take action to ameliorate the effects of national ATC strikes by keeping Europe’s skies open even when national ATC providers are on strike.

	Apr	May	Jun	Jul	Aug	Sep	Ave
FY16	90%	92%	91%	90%	90%	92%	91%
FY17	91%	89%	81%	85%	90%	91%	88%

Lower Costs & Hedging:
Ryanair delivered a unit cost saving of 10% in H1. Despite a 12% jump in traffic, our fuel bill fell by 8% (a 17% unit saving) due to the hedges we put in place 12 months ago. Ex-fuel unit costs fell 5% as we took delivery of new lower cost aircraft (due to our currency hedges), cheaper financing, more competitive growth incentives from airports, and we also benefited from weaker Sterling and higher load factors.

Since the June Brexit vote, Sterling has fallen 18% against the euro. This was primarily responsible for the recent €75m reduction in FY guidance from a midpoint of €1.4bn to €1.325bn. We have put Sterling hedges in place to end March 2017 to protect our yields from any further Sterling weakness.

For H2 our fuel is 95% hedged at approx. $59bbl. We have also increased our FY18 fuel hedge cover to 85% at approx. $49bbl which (allowing for volume growth) will deliver further fuel savings of c. €140m in FY18.

Brexit:
The uncertainty over Brexit, and the final outcome of the UK’s departure negotiations with the European Union, will continue to overhang our business for FY18. We expect to see weaker Sterling and slower economic growth in both the UK (approx. 26% of our revenues) and Europe. We have responded by reducing our planned UK growth in 2017 from 12% to approx. 5%, and switched this capacity to accelerate growth in markets such as Italy (where the Govt have cut taxes), Germany (where incumbent carriers continue to restructure) and other markets such as Belgium, where competitors are closing routes and bases. We hope that the UK will remain a member of Europe’s “Open Skies” system, but until the final outcome of Brexit has been determined, we will continue to adapt to changing circumstances in the best interests of our customers, our people and our shareholders.

Ryanair Labs & Ancillaries
We continue to invest heavily in Ryanair Labs which is transforming our digital platform to make it easier for customers to interact with Ryanair and book our lowest fares and ancillary services. Ryanair.com has recently overtaken Southwest Airlines to become the world’s largest airline website. Our mobile app was the 8th largest UK travel app (by usage) in Sept 2016, well ahead of our UK airline competitors easyJet (No. 20) and BA (No. 37). 93% of all customers are now booking directly on Ryanair.com and we expect membership of “My Ryanair” will significantly increase from 15m in Sept to over 25m by end-2017.

Ryanair Labs has delivered a significant upward shift in web visits, app bookings, as well as ancillary services by boosting the sales of reserved seats, Business/Leisure Plus products and fast track services which customers can buy at discounted rates during the booking process. As a direct result of this increased customer demand for travel related services, we are raising our medium term guidance for ancillary sales from 20% to 30% of revenues, over the next 4 years to March 2020.

Balance Sheet & Shareholder Returns:
Ryanair’s balance sheet remains one of the strongest in the airline industry. At the end of Sept. we had net cash of €77m despite having spent over €600m on CAPEX, €200m on debt repayments and €468m on share buybacks during the half year. We completed our 7th share buyback in June at a cost of €886m, bringing our total returns to shareholders since 2008 to over €4.2bn. We will continue to return surplus funds to shareholders subject to market conditions as long as we remain profitable, cash generative, and can fund our CAPEX and other operational requirements.

With this in mind, the Board of Ryanair have authorised a further share buyback of up to €550m over the 4 month period from Nov 2016 to Feb 2017. We expect to split this 50/50 between ADR’s and ordinary shares, which will ensure we continue to comfortably exceed our 50% EU ownership requirement.

Outlook:
We remain cautious in our outlook for FY17. We have delivered a strong first half but weaker air fares and Brexit uncertainty will be the dominant features of H2. Having hedged both our fuel and Sterling exposures, we remain comfortable with our revised full year guidance of €1.30bn to €1.35bn. However, with limited Q4 visibility, and the absence of Easter from Q4, we expect fares will continue to fall (H2 fares are guided at c. -13% to -15%), so this guidance is heavily dependent upon there being no unexpected adverse declines in Q4 airfares. We expect FY unit costs will fall by approx. 3% this year (we previously guided -1%). H2 fuel will deliver significant savings as we are 95% hedged at $59pbl but these savings will be passed on in lower fares.

We expect to carry just over 119m customers in FY17 and this stronger growth requires us to raise our long term traffic forecast by over 10% from 180m to over 200m customers p.a. by March 2024. Despite the uncertainty of Brexit, Ryanair believes that we can deliver profitable growth across Europe by controlling costs, lowering airfares, and maximising load factors in a manner that will most benefit our customers, our people and our shareholders.”

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe’s favourite airline, carrying 119m p.a. on more than 1,800 daily flights from 85 bases, connecting over 200 destinations in 33 countries on a fleet of over 360 Boeing 737 aircraft, with a further 305 Boeing 737’s on order, which will enable Ryanair to lower fares and grow traffic to 200m p.a. by FY24. Ryanair has a team of more than 12,000 highly skilled aviation professionals delivering Europe’s No.1 on-time performance, and an industry leading 31 year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2016 (unaudited)
		At Sep 30,	At Mar 31,
		2016	2016
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	6,613.0	6,261.5
Intangible assets		46.8	46.8
Derivative financial instruments		63.6	88.5
Total non-current assets		6,723.4	6,396.8

Current assets
Inventories		3.0	3.3
Other assets		159.3	148.5
Trade receivables		57.1	66.1
Derivative financial instruments		236.0	269.1
Restricted cash		12.4	13.0
Financial assets: cash > 3 months		2,927.7	3,062.3
Cash and cash equivalents		964.8	1,259.2
Total current assets		4,360.3	4,821.5

Total assets		11,083.7	11,218.3

Current liabilities
Trade payables		318.0	230.6
Accrued expenses and other liabilities		1,396.1	2,112.7
Current maturities of debt		386.6	449.9
Derivative financial instruments		168.0	555.4
Current tax		83.8	20.9
Total current liabilities		2,352.5	3,369.5

Non-current liabilities
Provisions		145.6	149.3
Derivative financial instruments		13.8	111.6
Deferred tax		440.8	385.5
Other creditors		21.1	32.5
Non-current maturities of debt		3,441.2	3,573.1
Total non-current liabilities		4,062.5	4,252.0

Shareholders' equity
Issued share capital	12	7.5	7.7
Share premium account		719.4	719.4
Other undenominated capital	12	2.5	2.3
Retained earnings	12	3,858.6	3,166.1
Other reserves		80.7	(298.7)
Shareholders' equity		4,668.7	3,596.8

Total liabilities and shareholders' equity		11,083.7	11,218.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the half-year ended September 30, 2016 (unaudited)

			IFRS Half-Year	Pre- Exceptional	Exceptional	IFRS Half-Year
			Ended Sep 30,	Results Sep 30,	Items Sep 30,	Ended Sep 30,
		Change*	2016	2015	2015	2015
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		-	3,242.6	3,240.0	-	3,240.0
Ancillary revenues		+11%	888.9	800.1	-	800.1
Total operating revenues - continuing operations		+2%	4,131.5	4,040.1	-	4,040.1

Operating expenses
Fuel and oil		-8%	1,068.3	1,157.0	-	1,157.0
Airport and handling charges		+3%	485.1	469.6	-	469.6
Route charges		+4%	362.9	349.4	-	349.4
Staff costs		+8%	329.2	305.7	-	305.7
Depreciation		+17%	251.9	215.1	-	215.1
Marketing, distribution and other		+16%	172.3	149.0	-	149.0
Maintenance, materials and repairs		-10%	69.0	62.8	-	62.8
Aircraft rentals		-38%	44.3	71.0	-	71.0
Total operating expenses		-	2,783.0	2,779.6	-	2,779.6

Operating profit - continuing operations		+7%	1,348.5	1,260.5	-	1,260.5

Other (expense)/income
Gain on disposal of available for sale financial asset		-	-	-	317.5	317.5
Finance expense		+15%	(39.9)	(34.8)	-	(34.8)
Finance income		-82%	2.5	14.0	-	14.0
Foreign exchange (loss)		+214%	(2.2)	(0.7)	-	(0.7)
Total other (expense)/income		+84%	(39.6)	(21.5)	317.5	296.0

Profit before tax		+6%	1,308.9	1,239.0	317.5	1,556.5

Tax expense on profit on ordinary activities	4	-6%	(141.3)	(150.8)	-	(150.8)

Profit for the half-year – all attributable to equity holders of parent		+7%	1,167.6	1,088.2	317.5	1,405.7

Earnings per ordinary share (in € cent)
Basic	9	+15%	92.26	79.90		103.21
Diluted	9	+15%	91.76	79.47		102.66
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,265.5	1,362.0		1,362.0
Diluted	9		1,272.5	1,369.3		1,369.3
*Comparison refers to adjusted figures prior to inclusion of the exceptional item

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended September 30, 2016 (unaudited)

			IFRS Quarter	Pre- Exceptional	Exceptional	IFRS Quarter
			Ended Sep 30,	Results Sep 30,	Items Sep 30,	Ended Sep 30,
		Change*	2016	2015	2015	2015
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		-	1,998.6	1,991.9	-	1,991.9
Ancillary revenues		+13%	445.5	395.5	-	395.5
Total operating revenues - continuing operations		+2%	2,444.1	2,387.4	-	2,387.4

Operating expenses
Fuel and oil		-8%	549.9	597.0	-	597.0
Airport and handling charges		+2%	243.7	237.9	-	237.9
Route charges		+4%	185.0	177.5	-	177.5
Staff costs		+6%	163.4	153.9	-	153.9
Depreciation		+16%	126.3	108.9	-	108.9
Marketing, distribution and other		+14%	84.7	74.0	-	74.0
Maintenance, materials and repairs		-11%	27.7	31.1	-	31.1
Aircraft rentals		-38%	21.7	35.0	-	35.0
Total operating expenses		-1%	1,402.4	1,415.3	-	1,415.3

Operating profit - continuing operations		+7%	1,041.7	972.1	-	972.1

Other (expense)/income
Gain on disposal of available for sale financial asset		-	-	-	317.5	317.5
Finance expense		+8%	(18.9)	(17.5)	-	(17.5)
Finance income		-65%	1.2	3.4	-	3.4
Foreign exchange (loss)/gain		-150%	(1.6)	3.2	-	3.2
Total other (expense)/income		+77%	(19.3)	(10.9)	317.5	306.6

Profit before tax		+6%	1,022.4	961.2	317.5	1,278.7

Tax expense on profit on ordinary activities		-7%	(110.3)	(118.1)	-	(118.1)

Profit for the quarter – all attributable to equity holders of parent		+8%	912.1	843.1	317.5	1,160.6

Earnings per ordinary share (in € cent)
Basic	9	+17%	72.72	62.22		85.65
Diluted	9	+17%	72.34	61.86		85.16
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,254.3	1,355.1		1,355.1
Diluted	9		1,260.9	1,362.9		1,362.9
*Comparison refers to adjusted figures prior to inclusion of the exceptional item

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the half-year ended September 30, 2016 (unaudited)
	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2016	2015
	€M	€M

Profit for the half-year	1,167.6	1,405.7

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	369.1	(336.3)

Available for sale financial asset:
Disposal of available for sale financial asset-reclassified to profit or loss	-	(291.4)

Other comprehensive income/(loss) for the half-year, net of income tax	369.1	(627.7)

Total comprehensive income for the half-year – all attributable to equity holders of parent	1,536.7	778.0

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended September 30, 2016 (unaudited)
	Quarter	Quarter
	Ended	Ended
	Sep 30,	Sep 30,
	2016	2015
	€M	€M

Profit for the quarter	912.1	1,160.6

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	20.8	(231.0)

Available for sale financial asset:
Disposal of available for sale financial asset-reclassified to profit or loss	-	(291.4)

Other comprehensive income/(loss) for the quarter, net of income tax	20.8	(522.4)

Total comprehensive income for the quarter – all attributable to equity holders of parent	932.9	638.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the half-year ended September 30, 2016 (unaudited)

		Half-Year	Half-Year
		Ended	Ended
		Sep 30,	Sep 30,
		2016	2015
	Note	€M	€M
Operating activities
Profit after tax		1,167.6	1,405.7

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		251.9	215.1
Decrease/(increase) in inventories		0.3	(0.1)
Tax expense on profit on ordinary activities		141.3	150.8
Share based payments		3.0	4.7
Decrease in trade receivables		9.0	0.3
(Increase) in other current assets		(11.1)	(18.2)
Increase in trade payables		87.4	54.7
(Decrease) in accrued expenses		(716.8)	(447.7)
(Decrease) in other creditors		(11.4)	(17.3)
(Decrease) in provisions		(3.7)	(12.3)
Gain on disposal of available for sale financial asset		-	(317.5)
Decrease/(increase) in finance income		0.4	(1.5)
(Decrease) in finance expense		-	(4.0)
Income tax paid		(76.5)	(45.5)
Net cash provided by operating activities		841.4	967.2

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(603.4)	(482.2)
Disposal of available for sale asset		-	398.1
Decrease in restricted cash		0.6	2.5
Decrease/(increase) in financial assets: cash > 3 months		134.6	(213.2)
Net cash (used in) investing activities		(468.2)	(294.8)

Financing activities
Net proceeds from shares issued		-	0.8
Shareholder returns	12	(467.8)	(288.8)
Repayments of long term borrowings		(199.8)	(194.3)
Net cash (used in) financing activities		(667.6)	(482.3)

(Decrease)/increase in cash and cash equivalents		(294.4)	190.1
Cash and cash equivalents at beginning of the period		1,259.2	1,184.6
Cash and cash equivalents at end of the period		964.8	1,374.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the half-year ended September 30, 2016 (unaudited)
							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Other Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2015	1,377.7	8.7	718.6	2,706.2	1.3	(3.2)	308.5	295.0	4,035.1
Profit for the half-year	-	-	-	1,405.7	-	-	-	-	1,405.7
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(336.3)	-	(336.3)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	-	(291.4)	(291.4)
Total other comprehensive income	-	-	-	-	-	-	(336.3)	(291.4)	(627.7)
Total comprehensive income	-	-	-	1,405.7	-	-	(336.3)	(291.4)	778.0
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.3	-	0.8	-	-	-	-	-	0.8
Share-based payments	-	-	-	-	-	-	-	4.7	4.7
Repurchase of ordinary equity shares	-	-		(288.8)	-	-	-	-	(288.8)
Cancellation of repurchased ordinary shares	(24.6)	(0.1)	-	-	0.1	-	-	-	-
Treasury shares cancelled	(0.3)	-	-	(3.2)	-	3.2	-	-	-
Transfer of exercised and expired share based awards	-	-	-	0.3	-	-	-	(0.3)	-
Balance at September 30, 2015	1,353.1	8.6	719.4	3,820.2	1.4	-	(27.8)	8.0	4,529.8
Profit for the half-year	-	-	-	153.4	-	-	-	-	153.4
Other comprehensive income
Net actuarial gains from retirement benefit plans	-	-	-	0.4	-	-	-	-	0.4
Net movements in cash flow reserve	-	-	-	-	-	-	(272.8)	-	(272.8)
Total other comprehensive income	-	-	-	0.4	-	-	(272.8)	-	(272.4)
Total comprehensive income	-	-	-	153.8	-	-	(272.8)	-	(119.0)
Transactions with owners of the Company recognised directly in equity
Share capital reorganisation	(33.8)	(0.7)	-	-	0.7	-	-	-	-
Share-based payments	-	-	-	-	-	-	-	1.2	1.2
Repurchase of ordinary equity shares	-	-		(410.0)	-	(7.3)	-	-	(417.3)
Cancellation of repurchased ordinary shares	(28.6)	(0.2)	-	-	0.2	-	-	-	-
Dividend paid	-	-	-	(397.9)	-	-	-	-	(397.9)
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8
Profit for the half-year	-	-	-	1,167.6	-	-	-	-	1,167.6
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	369.1	-	369.1
Total other comprehensive income	-	-	-	-	-	-	369.1	-	369.1
Total comprehensive income	-	-	-	1,167.6	-	-	369.1	-	1,536.7
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	3.0	3.0
Repurchase of ordinary equity shares	-	-	-	(467.8)	-	-	-	-	(467.8)
Cancellation of repurchased ordinary shares	(36.0)	(0.2)	-	-	0.2	-	-	-	-
Treasury shares cancelled	(0.5)	-	-	(7.3)	-	7.3	-	-	-
Balance at September 30, 2016	1,254.2	7.5	719.4	3,858.6	2.5	-	68.5	12.2	4,668.7

Ryanair Holdings plc and Subsidiaries

Introduction
For the purposes of the Management Discussion and Analysis (“MD&A”) (with the exception of the balance sheet commentary below) all figures and comments are by reference to the prior period adjusted results excluding the exceptional items referred to below. A reconciliation of the results for the period under IFRS to the adjusted results is provided in the interim management report on page 16.

The exceptional item in the half-year ended September 30, 2015 comprised an accounting gain of €317.5M arising on the disposal of Ryanair’s 29.8% shareholding in Aer Lingus.

MD&A Half-Year Ended September 30, 2016

Income Statement

Scheduled revenues:
Scheduled revenues remained flat at €3,242.6M as 12% traffic growth (to 64.8M) was offset by a 10% reduction in average fare to €50.

Ancillary revenues:
Ancillary revenues rose by 11% to €888.9M (22% of total revenues compared to 20% in H1 FY16) driven by a solid performance in reserved seating, priority boarding, car hire and on-board sales offset by lower travel insurance and hotels penetration.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 8% to €1,068.3M due to lower euro fuel prices offset by a 9% increase in block hours and higher load factors (up 2 points to 95%).

Airport and handling charges:
Airport and handling charges rose by 3% to €485.1M due to 12% traffic growth offset by more competitive airport deals and weaker sterling against the euro.

Route charges:
Route charges increased by 4% to €362.9M due to a 10% increase in sectors flown offset by Eurocontrol price reductions in France, Germany and the UK (aided by weaker sterling).

Staff costs:
Staff costs rose by 8% to €329.2M, lower than the 12% increase in traffic, due to 10% more sectors and the impact of a 2% pay increase in April 2016 offset by weaker sterling against the euro.

Depreciation:
Depreciation increased by 17% to €251.9M due to 50 (+19%) additional owned aircraft in the fleet at period end (319 at September 30, 2016 compared to 269 at September 30, 2015).

Marketing, distribution and other:
Marketing, distribution and other rose by 16% to €172.3M, due mainly to increased distribution costs related to higher on-board sales, disruption costs related to ATC strikes (primarily French) in the period and higher passenger compensation costs following an ECJ ruling in September 2015. Marketing spend was down more than €5.0M in the half-year.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose by 10% to €69.0M due to the stronger US dollar against the euro, the timing of aircraft checks and lease handbacks.

Aircraft rentals:
Aircraft rentals decreased by 38% to €44.3M due to the absence of short-term summer leases compared to the prior year comparative and the handback of 12 leased aircraft over the past year.

Ownership and maintenance:
During the half-year ended September 30, 2016 ownership and maintenance costs (depreciation, maintenance, aircraft rentals and financing costs) rose by 6% to €405.1M, which is significantly lower than the 12% increase in passenger numbers.

Unit costs fell by 10%, excluding fuel they were down by 5%, which compares favourably to the 12% increase in traffic in the period.

Other income/(expense):

Finance expense:
Finance expense increased by 15% to €39.9M. In prior periods interest raised in our Eurobond issuances was capitalised. As new aircraft are being brought into use, the interest is recognised in the income statement. This interest expense was partially offset by lower interest rates payable on floating rate debt in the period.

Finance income:
Finance income fell by €11.5M due to the absence of the Aer Lingus dividend this year (€8M in H1 FY16) and lower deposit interest rates.

Balance sheet:
Gross cash decreased by €429.6M to €3,904.9M since March 2016.
Gross debt fell by €195.2M to €3,827.8M at period end.
€841.4M net cash flow was generated by operating activities. This funded net capital expenditure of €603.4M, shareholder returns of €467.8M and debt repayments.
Net cash was €77.1M at period end. (March 31, 2016: €311.5M).

Shareholders’ equity:
Shareholders’ equity increased by €1,071.9M to €4,668.7M in H1 primarily due to a net profit after tax of €1,167.6M and IFRS hedge accounting treatment for derivatives of €369.1M offset by €467.8M of shareholder returns.

MD&A of the Quarter Ended September 30, 2016

Income Statement

Scheduled revenues:
Scheduled revenues remained flat at €1,998.6M as 12% traffic growth (to 33.7M) was offset by a 10% reduction in average fare to €59.

Ancillary revenues:
Ancillary revenues rose by 13% to €445.5M (18% of total revenues compared to 17% in Q2 FY16) driven by a solid performance in reserved seating, priority boarding, on-board sales and car hire offset by lower travel insurance and hotels penetration.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 8% to €549.9M due to lower euro fuel prices offset by a 10% increase in block hours and higher load factors (up 1 point to 96%).

Airport and handling charges:
Airport and handling charges rose by 2% to €243.7M due to 12% traffic growth offset by more competitive airport deals and weaker sterling against the euro.

Route charges:
Route charges increased by 4% to €185.0M due to an 11% increase in sectors flown offset by Eurocontrol price reductions in France, Germany and the UK (aided by weaker sterling).

Staff costs:
Staff costs rose by 6% to €163.4M, lower than the 12% increase in traffic, due to 11% more sectors and the impact of a 2% pay increase in April 2016 offset by weaker sterling against the euro.

Depreciation:
Depreciation increased by 16% to €126.3M due to 50 (+19%) additional owned aircraft in the fleet at period end (319 at September 30, 2016 compared to 269 at September 30, 2015).

Marketing, distribution and other:
Marketing, distribution and other rose by 14% to €84.7M, due mainly to increased distribution costs related to higher on-board sales, disruption costs related to ATC strikes (primarily French) in the quarter and higher passenger compensation costs following an ECJ ruling in September 2015. Marketing spend was down over €2.0M in the quarter.

Maintenance, materials and repairs:
Maintenance, materials and repairs fell by 11% to €27.7M due to the smaller leased fleet in the quarter (39) compared to 51 in Q2 FY16, offset by the stronger US dollar against the euro and the timing of aircraft checks.

Aircraft rentals:
Aircraft rentals decreased by 38% to €21.7M due to the absence of short-term summer leases compared to the prior year comparative and the handback of 12 leased aircraft over the past year.

Ownership and maintenance:
During the quarter ended September 30, 2016 ownership and maintenance costs (depreciation, maintenance, aircraft rentals and financing costs) rose by 1% to €194.6M, which is significantly lower than the 12% increase in passenger numbers.

Unit costs fell by 12%, excluding fuel they fell by 7% which compares favourably to the 12% increase in traffic in the quarter.

Other (expense)/income:

Finance expense:
Finance expense increased by 8% to €18.9M. In the prior year interest raised in our Eurobond issuances was capitalised. As new aircraft are being brought into use, the interest is recognised in the income statement. This interest expense was partially offset by lower interest rates payable on floating rate debt in the quarter.

Finance income:
Finance income fell by €2.2M due to lower deposit interest rates and lower gross cash balances.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2016 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland’s Financial Regulator and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining six months of the year;

●
Related party transactions; and

●
Post balance sheet events.

Results of operations for the six month period ended September 30, 2016 compared to the six month period ended September 30, 2015, including important events that occurred during the half-year, are set forth above in the MD&A.

Principal risks and uncertainties

Among the factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year are the airline pricing environment, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of directors

Details of the members of our Board of Directors are set forth on pages 107 and 108 of our 2016 annual report.

Related party transactions
Please see note 13.
Post balance sheet events

Please see note 14.

Reconciliation of profit after tax to adjusted profit after tax for the half-year period
	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2016	2015
	€M	€M

Profit after tax for the half-year - IFRS	1,167.6	1,405.7

Exceptional item
Gain on disposal of available for sale financial asset	-	(317.5)

Adjusted profit after tax for the half-year	1,167.6	1,088.2

Exceptional item: The Group presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. Any amounts deemed exceptional for MD&A purposes have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

The exceptional item in the half-year ended September 30, 2015 relates to a one-off accounting gain on disposal of our 29.8% shareholding in Aer Lingus.

Going concern
After making enquiries and considering the Group’s principal risks and uncertainties and its financial position and cash flows, the directors have formed a judgment, at the time of approving the interim financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and significant accounting policies
Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the half-year ended September 30, 2016 comprise the Company and its subsidiaries (together referred to as the “Group”).
These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2016 Annual Report for the year ended March 31, 2016, have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2016, are available at http://investor.ryanair.com/.
The comparative figures included for the year ended March 31, 2016 do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2016, together with the independent auditor’s report thereon, were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website. Statutory financial statements for the year ended March 31, 2016 have been filed with the Companies’ Office. The auditor’s report on those financial statements was unqualified.
The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the period ended September 30, 2016 on November 4, 2016.
Except as stated otherwise below, this period’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).
The following new and amended standards, that have been issued by the IASB, and which are effective for the first time for the current financial year beginning on or after January 1, 2016, and have also been endorsed by the EU, have been applied by the Group for the first time in these condensed consolidated financial statements;

●
Amendments to IFRS 11: “Accounting for Acquisitions of Interests in Joint Operations” (effective for fiscal periods beginning on or after January 1, 2016)

●
Amendments to IAS 16 and IAS 38: “Clarification of Acceptable Methods of Depreciation and Amortisation” (effective for fiscal periods beginning on or after January 1, 2016)

●
Amendments to IAS 16 Property, Plant and Equipment and IAS 41 Bearer Plants (effective for fiscal periods beginning on or after January 1, 2016)

●
Amendments to IAS 27 Equity method in Separate Financial Statements (effective for fiscal periods beginning on or after January 1, 2016)

●
Amendments to IAS 1: “Disclosure Initiative” (effective for fiscal periods beginning on or after January 1, 2016)

●
“Annual Improvements to IFRSs” 2012-2014 Cycle (effective for fiscal periods beginning on or after January 1, 2016)

The adoption of these amended standards did not have a material impact on our financial position or results from operations in the half-year ended September 30, 2016.

2. Estimates
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3. Seasonality of operations
The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

4. Income tax expense
The Group’s consolidated effective tax rate in respect of operations for the half-year ended September 30, 2016 was 10.8% (September 30, 2015: 12.2%). The tax charge for the half-year ended September 30, 2016 of €141.3M (September 30, 2015: €150.8M) comprises a current tax charge of €138.0M and a deferred tax charge of €3.3M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5. Share based payments
The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €3.0M is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6. Contingencies
The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments
At September 30, 2016 Ryanair had an operating fleet of 358 (2015: 320) Boeing 737 aircraft. The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods Fiscal 2015 to Fiscal 2019 of which 11 aircraft were delivered in the year ended March 31, 2015, a further 41 were delivered in the year ended March 31, 2016 and 21 in the half-year ended September 30, 2016.
The Group also agreed to purchase up to 200 (100 firm and 100 options) Boeing 737 Max 200 aircraft from the Boeing Corporation during the periods Fiscal 2020 to Fiscal 2024.

8. Analysis of operating segment
The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.
The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group’s Chief Operating Decision Maker (CODM). When making resource allocation decisions the CODM evaluates route revenue and yield data. However, resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type. The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.
The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the period.
All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.
The Group’s major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group’s integrated route network and is directly attributable to its reportable segment operations. In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group’s single reportable segment.

Reportable segment information is presented as follows:
	Half-Year	Half-Year
	Ended	Ended
	Sep 30,	Sep 30,
	2016	2015
	€M	€'M
External revenues	4,131.5	4,040.1

Reportable segment profit after income tax (excluding gain on disposal of the available for sale financial asset – FY 2016 only)	1,167.6	1,088.2

	At Sep 30, 2016 €M	At Mar 31, 2016 €M
Reportable segment assets	11,083.7	11,218.3

9. Earnings per share
	Half-Year	Half-Year	Quarter	Quarter
	Ended	Ended	Ended	Ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2016	2015	2016	2015

Basic earnings per ordinary share euro cent	92.26	103.21	72.72	85.65
Diluted earnings per ordinary share euro cent	91.76	102.66	72.34	85.16
Weighted average number of ordinary shares (in M’s) – basic	1,265.5	1,362.0	1,254.3	1,355.1
Weighted average number of ordinary shares (in M’s) – diluted	1,272.5	1,369.3	1,260.9	1,362.9

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company’s share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 7.0M (2015: 7.3M).
10. Property, plant and equipment
Acquisitions and disposals
Capital expenditure in the half-year to September 30, 2016 amounted to €603.4M and primarily relates to aircraft pre delivery payments and 21 aircraft deliveries.

11.
Financial instruments and financial risk management
The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2016 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
● Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
● Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
● Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

11.
Financial instruments and financial risk management (continued)

Financial instruments measured at fair value
● Derivatives – interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
● Derivatives – currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2016 has been used to establish fair value. (Level 2)
The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the half-year to September 30, 2016, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.
Financial instruments disclosed at fair value
● Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2016 to arrive at a fair value representing the amount payable to a third party to assume the obligations.
There were no significant changes in the business or economic circumstances during the half-year to September 30, 2016 that affect the fair value of our financial assets and financial liabilities.
The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2016	2016	2016	2016
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	23.8	23.8	79.2	79.2
- Jet fuel derivative contracts	35.6	35.6	3.2	3.2
- Interest rate swaps	4.2	4.2	6.1	6.1
	63.6	63.6	88.5	88.5
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	210.6	210.6	267.2	267.2
- Jet fuel derivative contracts	20.8	20.8	-	-
- Interest rate swaps	4.6	4.6	1.9	1.9
	236.0	236.0	269.1	269.1
Trade receivables*	57.1		66.1
Cash and cash equivalents*	964.8		1,259.2
Financial asset: cash > 3 months*	2,927.7		3,062.3
Restricted cash*	12.4		13.0
Other assets*	3.1		3.4
	4,201.1	236.0	4,673.1	269.1
Total financial assets	4,264.7	299.6	4,761.6	357.6

11.
Financial instruments and financial risk management (continued)

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2016	2016	2016	2016
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	11.1	11.1	50.5	50.5
- Interest rate swaps	2.7	2.7	4.0	4.0
- Jet fuel derivative contracts	-	-	57.1	57.1
	13.8	13.8	111.6	111.6
Long-term debt	1,748.5	1,783.2	1,881.0	1,923.4
Bonds	1,692.7	1,777.2	1,692.1	1,741.8
	3,455.0	3,574.2	3,684.7	3,776.8
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	18.1	18.1	0.6	0.6
- Interest rate swaps	6.0	6.0	12.2	12.2
- Jet fuel derivative contracts	143.9	143.9	542.6	542.6
	168.0	168.0	555.4	555.4
Long-term debt	386.6	386.6	449.9	449.9
Trade payables*	318.0		230.6
Accrued expenses*	384.5		422.8
	1,257.1	554.6	1,658.7	1,005.3
Total financial liabilities	4,712.1	4,128.8	5,343.4	4,782.1

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

12. Shareholder returns

In the half-year ended September 30, 2016 the Company bought back 36.0M shares at a total cost of approximately €468M under its €886M share buyback which commenced in February 2016. This buy-back was equivalent to approximately 2.8% of the Company’s issued share capital at March 31, 2016. All of these ordinary shares repurchased were cancelled at September 30, 2016.
In the year ended March 31, 2016, the Company bought back 24.6M ordinary shares at a total cost of €288M under its €400M share buy-back programme which commenced in February 2015 and ended in August 2015 and 29.1M ordinary shares at a total cost of approximately €418M under its €886M share buyback which commenced in February 2016. These were equivalent to approximately 3.9% of the Company’s issued share capital. 53.2M of these ordinary shares repurchased were cancelled at March 31, 2016. The remaining 0.5M ordinary shares were cancelled on April 1, 2016. Accordingly, share capital decreased by 53.2M ordinary shares with a nominal value of €0.3M and the capital redemption reserve increased by a corresponding €0.3M. The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.
In addition to the above, the Company returned €398M to shareholders via a B Share scheme in November 2015, and completed a capital reorganisation which involved the consolidation of its ordinary share capital on a 39 for 40 basis which resulted in the reduction of ordinary shares in issue by 33.8M ordinary shares to 1,319.3M. The nominal value of an ordinary share was also reduced from 0.635 euro cent each to 0.600 euro cent each under the reorganisation. All ‘B’ Shares and Deferred Shares issued in connection with the B Share scheme were either redeemed or cancelled during the financial year ended March 31, 2016, such that there were no ‘B’ Shares or Deferred Shares remaining in issue as at March 31, 2016.

13.
Related party transactions

The Company has related party relationships with its subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.
There were no related party transactions in the period ended September 30, 2016 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2016 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14.
Post balance sheet events
There were no significant Post balance sheet events.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the directors in respect of the interim financial report

Each of the directors, whose names and functions are listed in our 2016 Annual Report, confirm that, to the best of each person’s knowledge and belief:

1)
The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2016, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders’ equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable.

2) The interim management report includes a fair review of the information required by:

 (i)
Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2016 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2017; and
(ii)
Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2016 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2016 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                     Michael O’Leary
Chairman                                                                    Chief Executive
November 4, 2016

Independent review report of KPMG to Ryanair Holdings plc and Subsidiaries

Introduction
We have been engaged by the Company to review the condensed consolidated interim financial statements in the half-yearly financial report for the six month period ended September 30, 2016, which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, the condensed consolidated interim statement of changes in shareholder’s equity and the related explanatory notes.
The financial reporting framework that has been applied in their preparation is International Financial Reporting Standards as adopted by the EU (“IFRSs”) and also IFRS as issued by the International Accounting Standards Board.
Our review was conducted in accordance with the Financial Reporting Council’s (“FRCs”) International Standard on Review Engagements (“ISRE”) (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated interim financial statements in the half-yearly report for the six months ended September 30, 2016 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU, the TD Regulations, the Transparency Rules of the Central Bank of Ireland and the Disclosure and Transparency Rules of the UK’s Financial Conduct Authority.

Basis of our report, responsibilities and restriction on use
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the TD Regulations, the Transparency Rules of the Central Bank of Ireland and the Transparency Rules of the United Kingdom Financial Conduct Authority.
As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with IFRSs as issued by the International Accounting Standards Board and as adopted by the European Union.
The Directors are responsible for ensuring that the condensed consolidated interim financial statements of the Group included in this half-yearly financial report have been prepared in accordance with IAS 34 “Interim Financial Reporting” as adopted by the EU.
Our responsibility is to express to the Company a conclusion on the condensed set of consolidated interim financial statements in the half-yearly financial report based on our review.
We conducted our review in accordance with the Financial Reporting Council’s International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We read the other information contained in the half-yearly financial report to identify material inconsistencies with the information in the condensed set of consolidated interim financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the review. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.
This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 as amended (“the TD Regulations”), the Transparency Rules of the Central Bank of Ireland and the Transparency Rules of the United Kingdom Financial Conduct Authority.
Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Emer McGrath
for and on behalf of
KPMG
Chartered Accountants
1 Stokes Place, St Stephen’s Green, Dublin 2, Ireland
November 4, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 November, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary